UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

NOVAGANT CORP.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

66989F 102

(CUSIP Number)

Flat D, 32/F, The Masterpiece, 18 Hanoi Road,

Kowloon, Hong Kong 19801

(852) 9338-3077

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66989F 102	13D	Page 1 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WEIQUN CHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,000,000 COMMON SHARES 500,000 SERIES B CONVERTIBLE PREFERRED SHARES
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 300,000,000 COMMON SHARES 500,000 SERIES B CONVERTIBLE PREFERRED SHARES
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000,000 COMMON SHARES 500,000 SERIES B CONVERTIBLE PREFERRED SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.77% of common shares and 100% of Series B Convertible Preferred Shares
14	TYPE OF REPORTING PERSON (see instructions) IN

Page 2 of 5 Pages

ITEM 1. SECURITY AND ISSUER.

The title of the class of securities to which this filing relates is common stock, par value $.001 per share (the "Common Stock"), and Series B Preferred Stock, $0.0001 par value per shares (the “Series B Preferred Stock”) of Novagant Corp., a Nevada corporation (the "Company"). The Company's principal executive office is now located at Flat D, 32/F, The Masterpiece, 18 Hanoi Road, Kowloon, Tsim Sha Tsui, Hong Kong.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by WEIQUN CHEN (the "Reporting Person") whose business address is Flat D, 32/F, The Masterpiece, 18 Hanoi Road, Kowloon, Tsim Sha Tsui, Hong Kong. Mr. Chen’s principal occupation is Chief Executive Officer and Director.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 21, 2021, the Company entered into a Share Exchange Agreement (the “Exchange Agreement”) with Ever Full Logistics Limited (“EFLL”), registered and incorporated as a private limited liability company in Hong Kong, and WeiQun Chen (“Chen”), the sole shareholder of EFLL. The Reporting Person transferred all of his share capital in EFLL to the Company in exchange for 300,000,000 shares of common stock of the Company, representing 60.77% of the outstanding shares of the Company as of July 28, 2022.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person plans to cause an operating company in the logistics services industry to become a wholly-owned subsidiary of the Company. The Reporting Person does not have any plans to acquire additional shares of Common Stock at the present time, but may acquire additional shares in the future. While unlikely in the foreseeable future, the Reporting Person may determine, from time to time to sell or otherwise dispose of some or all of the then remaining shares of Common Stock owned by the Reporting Person, pursuant to the applicable securities laws. In making any such determination, the Reporting Person will consider its goals and objectives, other business opportunities available to it, as well as general stock market conditions.

Page 3 of 5 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting person beneficially holds 300,000,000 common shares of the Company, which is 60.77% of the current issued and outstanding shares. The percentage used herein is calculated based upon 493,639,025 shares of the Common Stock outstanding as of July 28, 2022.

(b) The Reporting Person has sole power to vote and the sole power to dispose of the shares.

(c) Other than as described above, the Reporting Person has engaged in no transaction during the past 60 days in any shares of the Company's common stock or securities of its subsidiaries.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of the Company, including but not limited to: transfer or voting of any of the securities of the Company or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

N/A

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Novagant Corp.

Dated: July 28, 2022	By:	/s/ WeiQun Chen
WEIQUN CHEN